Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Earnings:
Pre-tax earnings	$201,584	$189,273	$597,916	$567,251

Fixed charges	34,914	37,117	102,398	102,471

Earnings before fixed charges	$236,498	$226,390	$700,314	$669,722

Fixed charges:
Interest expense*	17,459	20,995	51,022	54,218

Amortization of bond issue costs	120	442	355	847

Interest credited for deposit products	16,816	15,305	49,615	46,059

Estimated interest factor of rental expense	519	375	1,406	1,347

Total fixed charges	$34,914	$37,117	$102,398	$102,471

Ratio of earnings to fixed charges	6.8	6.1	6.8	6.5

Rental expense	$1,572	$1,135	$4,260	$4,082

Estimated interest factor of rental expense (33%)	$519	$375	$1,406	$1,347

*	There was no interest capitalized in any period indicated.